UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: February 9, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         February 9, 2005

3.       PRESS RELEASE

         The press release was released on February 9, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         February 9, 2005.

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    FEBRUARY 9, 2005


                         HALO RESOURCES CORPORATE UPDATE

VANCOUVER, CANADA - FEBRUARY 9TH, 2005 - MR. MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSXV: HLO AND OTCBB: HLOSF) is pleased to announce that at the Company's Annual General Meeting (AGM) held February 9th Messrs. Andrew Carter, Marc Cernovitch, Nick DeMare, Ewan Downie, Tom Healy and William Lee were elected as directors of the Company. At a directors meeting held subsequent to the AGM Mr. Marc Cernovitch was appointed President and Chief Executive Officer, Mr. Tom Healy was appointed Senior Vice President and Chief Operating Officer, Mr. Nick DeMare was appointed Chief Financial Officer and Chairman of the Board, and Mr. Harvey Lim was appointed Corporate Secretary.

Furthermore, the Company's advisory Board has been augmented with the addition of Mr. Tony Keen and Scott Koyich.

Mr. Keen is a mining engineer with over 40 years of experience in most aspects of mining from exploration to mine closure. He worked for mining companies in Northern Ontario for 6 years before joining Cominco Ltd. in 1970. While with Cominco he worked many years "North of 60", in senior mine operations positions. Since 1998 he has operated his own mining consulting business working mostly in northern Canada. During this period he has been involved with over 30 mining or related projects, many of these working with northern aboriginal groups. He is a registered Professional Engineer in British Columbia and NWT/Nunavut, a member of CIM and a member of the International Arctic Mining Advisory Council. Additionally in 2001, he received the Canadian Institute of Mining, Metallurgy and Petroleum's J.C. Sproule Memorial Award "In recognition of his contributions to mining in the High Arctic and his commitment and continued participation in developing the North."

Mr. Koyich is a Calgary based entrepreneur. He has been operating in the Investor Relations and Business development consulting business since 1996, under the umbrellas of Small Cap Communications (1997-1998), DSK Consulting Ltd (1998-present) and Brisco Capital Partners (2004-present). Mr. Koyich has been consulting to firms such as Basis 100, Canadian Crude Income Trust, Centurion Energy International, Kirkland Lake Gold, Linear Gold Corp and True Energy to name a few. Scott also serves as advisory counsel to public companies to effectively optimize their capital market strategies and oversee their business development and IR departments.

The Company has strengthened its management team and is moving forward with an aggressive exploration program at the DuPort property. Said Mr. Nick DeMare, outgoing President, " The goals established when I took on the position of interim President in July of 2003 have been met". Mr. Marc Cernovitch newly appointed President & CEO said "I look forward to continuing the goal of building the Company into a premier resource company"



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                                      -2-



Halo Resources Ltd. is a Canadian-based resource company focused on the acquisition of near production precious and base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $6.5 million, sufficient to carry out its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO
                                      -30-

For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com
www.halores.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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